UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.___)

REPUBLIC AIRWAYS HOLDINGS, INC.
_____________________________________________
(Name of Issuer)

Common Stock, par value $.001 per share
__________________________
(Title of Class of Securities)

760276105
______________________________________________
(CUSIP Number)

March 24, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 760276105		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Wexford Catalyst Investors LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	491,262
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	491,262
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	491,262

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	1.43%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 760276105		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Wexford Spectrum Trading Limited.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,282,482
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,282,482
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,282,482

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	3.72%
12		TYPE OF REPORTING PERSON	CO

CUSIP NO. 760276105		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Wexford Capital LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,773,744
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,773,744
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,773,744

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	5.15%
12		TYPE OF REPORTING PERSON	PN

CUSIP NO. 760276105		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Charles E. Davidson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,773,744
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,773,744
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,773,744

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	5.15%
12		TYPE OF REPORTING PERSON	IN

CUSIP NO. 760276105		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Joseph M. Jacobs
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,773,744
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,773,744
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,773,744

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	5.15%
12		TYPE OF REPORTING PERSON	IN

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13G (this “Statement”) because due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own the same securities directly acquired from the Issuer named in Item I below by one of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13G (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit I.

Item 1.

(a)	Name of Issuer:

REPUBLIC AIRWAYS HOLDINGS, INC.

(b)	Address of Issuer’s Principal Executive Offices:

8909 Purdue Road
Suite 300
Indianapolis IN 46268

Item 2.

(a)	Name of Persons Filing (collectively, the “Reporting Persons”):

(i)	Wexford Catalyst Investors LLC
(ii)	Wexford Spectrum Trading Limited.
(iii)	Wexford Capital LP
(iv)	Charles E. Davidson
(v)	Joseph M. Jacobs

(b)	Address of Principal Business Office, or, if none, Residence of Reporting Persons:

Wexford Capital LP
Suite 125
411 West Putnam Avenue
Greenwich, Connecticut 06830

(c)	Citizenship:

(i)	Wexford Catalyst Investors LLC - Delaware
(ii)	Wexford Spectrum Trading Limited – Cayman Island
(iii)	Wexford Capital LP – Delaware
(iv)	Charles E. Davidson - United States
(v)	Joseph M. Jacobs - United States

(d)	Title of Class of Securities:

common stock, par value $0.001 per share

(e)	CUSIP Number:

760276105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. [Information set forth below is on the basis of 34,448,683 shares of Common Stock issued and outstanding, as reported in the Company’s Form 10K filed March 16, 2009.]

(i) Wexford Catalyst Investors LLC
(a)	Amount beneficially owned: 491,262
(b)	Percent of class: 1.43%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 491,262
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 491,262

(ii) Wexford Spectrum Trading Limited
(a)	Amount beneficially owned: 1,282,482
(b)	Percent of class: 3.72%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,282,482
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,282,482

(iii) Wexford Capital LLC
(a)	Amount beneficially owned: 1,773,744
(b)	Percent of class: 5.15%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,773,744
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,773,744

(iv) Charles E. Davidson
(a)	Amount beneficially owned: 1,773,744
(b)	Percent of class: 5.15%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,773,744
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,773,744

(v) Joseph M. Jacobs
(a)	Amount beneficially owned: 1,773,744
(b)	Percent of class: 5.15%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,773,744
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,773,744

Wexford Capital LP ("Wexford Capital") is the manager or investment manager to Wexford Catalyst Investors LLC and Wexford Spectrum Trading Limited (together, the “Wexford Entities”) and by reason of its status as such may be deemed to own beneficially the interest in the shares of common stock of which the Wexford Entities possess beneficial ownership. Each of Charles E. Davidson ("Davidson") and Joseph M. Jacobs ("Jacobs") may, by reason of his status as a controlling person of Wexford Capital, be deemed to own beneficially the interests in the shares of common stock of which the Wexford Entities possess beneficial ownership. Each of Davidson, Jacobs and Wexford Capital shares the power to vote and to dispose of the interests in the shares of common stock beneficially owned by  the Wexford Entities. Each of Wexford Capital, Davidson and Jacobs disclaims beneficial ownership of the shares of common stock owned by Wexford Entities and this report shall not be deemed as an admission that they are the beneficial owners of such securities except, in the case of Davidson and Jacobs, to the extent of their interests in each member of the Wexford Entities.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company N/A

Item 8.	Identification and Classification of Members of the Group N/A

Item 9.	Notice of Dissolution of Group N/A

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEXFORD CATALYST INVESTORS LLC
Date March 26, 2009	By:	/s/ Arthur H. Amron
Name Arthur H. Amron
Title Vice President and Assistant Secretary

WEXFORD SPECTRUM TRADING LTD
By:	/s/ Arthur H. Amron
Name Arthur H. Amron
Title Vice President and Assistant Secretary

WEXFORD CAPITAL LP
By:	/s/ Arthur H. Amron
Name Arthur H. Amron
Title Partner and Secretary

By:	/s/ Charles E. Davidson
CHARLES E. DAVIDSON

By:	/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13G and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Republic Airways Holdings, Inc.

WEXFORD CAPITAL LP

By:	/s/ Arthur H. Amron
Name:  Arthur H. Amron
Title:   Partner and Secretary

WEXFORD SPECTRUM TRADING LIMITED

By:	/s/ Arthur H. Amron
Name:  Arthur H. Amron
Title:  Vice President

WEXFORD CATALYST INVESTORS LLC

By:	/s/ Arthur H. Amron
Name Arthur H. Amron
Title:  Vice President

/s/ Charles E. Davidson
CHARLES E. DAVIDSON

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

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